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                                                                      EXHIBIT 10

                             WASTE MANAGEMENT, INC.
                             3003 Butterfield Road
                           Oak Brook, Illinois 60521
                                 (708) 572-8800

for further information contact:

Analyst Contact:          Media Contact:           RRT Contact:
Bruce Tobecksen           Chris Combs              Lawrence J. Schorr
708-572-8968              708-572-3074             607-798-7137, ext. 223

       WMX TECHNOLOGIES' WASTE MANAGEMENT UNIT COMMENCES
       TENDER OFFER FOR RESOURCE RECYCLING TECHNOLOGIES, INC.

  Oak Brook, Illinois, and Vestal, New York, March 23, 1995 -- Waste Management, Inc., the North American solid waste services unit of WMX Technologies, Inc., and Resource Recycling Technologies, Inc. jointly announced today that a wholly owned Waste Management subsidiary has commenced a tender offer for any and all outstanding shares of common stock of RRT at a price of $11.50 net per share in cash. On March 22, 1995, the closing sale price for RRT on the American Stock Exchange composite tape was $11.25 per share.

  The offer will be subject to certain conditions including, among other things, the tender of a minimum of 50.1 percent of the outstanding shares of RRT (assuming the exercise of all outstanding rights to acquire common stock) and the termination or expiration of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act. Unless extended, the tender offer will expire at 12:00 midnight, New York City time, on April 19, 1995. If the conditions to the offer are met, the tender offer will be followed by a merger in which non-tendering stockholders will receive the right to obtain $11.50 net per share in cash. RRT has approximately 2,675,773 shares, and rights to acquire an additional 580,372 shares, outstanding. Stockholders beneficially owning approximately 33 percent of the shares on a fully diluted basis have agreed to tender their shares.

  WMI said the offer would be made only by an Offer to Purchase and related Letter of Transmittal, copies of which will first be mailed to RRT's stockholders on or about March 23, 1995. Morrow & Co., Inc. is acting as the Information Agent for the offer. Copies of the Offer to Purchase and the Letter of Transmittal can be obtained from, and questions concerning the offer can be directed to, Morrow & Co., Inc.

  RRT owns and/or operates several material recycling facilities primarily in the northeast and one in Florida. The company also designs and manages construction of solid waste recycling facilities and systems and provides processing and administrative services to regional retailers and beverage wholesalers subject to the New York State Bottle Bill.

  Waste Management, Inc. is the leading provider of recycling and integrated solid waste management services in North America.

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